Mail Stop 3561

November 17, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Victor Humberto Bravo Martin
Aeropuerto International de Monterrey
Zona de Carga
Carretera Miguel Aleman, Km. 24 s/n
66600Apodaca, Nuevo Leon, Mexico

> **Re: Central North Airport Group**
> **Form 20-F for the year ended December 31, 2008**
> **Filed June 11, 2009**
> **File No. 001-33168**

Dear Mr. Bravo:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 20-F for the year ended December 31, 2008

Balance Sheets, page F-5

1. We note that in 2008 you have short-term debt on the balance sheet in the amount of Ps. 130,863. Please tell us, and disclose in the notes to the financial statements for US GAAP purposes, the nature and terms of the debt and any related interest rates.

Consolidated Statements of Changes in Stockholders' Equity, page F-7

2. We note that your statement of changes in stockholders' equity shows a reclassification of the cumulative initial effect of deferred income taxes and the effect of additional liability for employee benefits during the year ended December 31, 2008. Please tell us how you have accounted for this amount under US GAAP as there does not appear to be a reconciling item in the reconciliation of stockholders equity from MFRS to US GAAP as presented in Note 22.

Notes to the Financial Statements
– General

3. We note your disclosure on page 103 in MD&A that in regards to the credit facilities entered into by Aeroinvest to finance the acquisition of the Company from the Mexican government, Aeroinvest entered into agreements with Merrill Lynch in June 2007 to refinance those credit facilities. Please revise the Note 22 to the financial statements in future filings to include the nature and terms of these new financing arrangements. Your disclosures should include the following: a description of any arrangements that result in your guarantee, pledge of assets or stock, etc. that provides security for Aeroinvest's debt; the extent (in the aggregate and for each of the five years subsequent to the date of the latest balance sheet presented) to which Aeroinvest is dependent on your cash flows to service its debt and the method by which this will occur; and the impact of such cash flows on your ability to pay dividends or other amounts to holders of its securities. See Staff Accounting Bulletin Topic 5:J Question 3.

Note 1. Activities and Significant Events, page F-11

4. We note your disclosure that in October 2008 you acquired 90% of the common stock shares of Consorcio. Please tell us the nature and amount of consideration issued in exchange for your interest in Consorcio. Also, please explain to us how you accounted for this acquisition, including detail of your purchase price allocation. Additionally, please tell us if there are any differences in your accounting for the acquisition between MFRS and under SFAS No. 141 for US GAAP and revised your disclosures under Note 22 to include the disclosures required by paragraphs 51-55 of SFAS No. 141, where applicable.

Note 2. Basis of Presentation and Consolidation

– Reclassifications, page F-13

5. We note your disclosure that for the year ended December 31, 2008 capital stock
    and additional paid-in capital were reclassified. Please tell us the reason and
    amount of this reclassification and explain to us why you believe the
    reclassification is appropriate.

Note 3. Summary of Significant Accounting Policies

a. New Accounting Policies – NIF D-3, Employee Benefits, page F-14

6. We note from your disclosure on the balance sheet and in Note 3 that beginning in
    2008 you no longer recognize a long-term liability for deferred statutory profit
    sharing and you have recognized Ps. 104,230 related to this previous liability as
    income during 2008. Please provide us more details as to why you believe it is
    appropriate to reverse this liability and recognize income during 2008.

Note 5. Trade Accounts Receivable, page F-17

7. We note from your disclosure on page 129 that due to the cessation of operations
    of several airlines during 2007 and 2008, you initiated legal proceedings to
    recover outstanding amounts due, including rent, airport fees and passenger
    charges. For each of these airlines, please tell us how much is owed to the
    Company as of December 31, 2008 and of that amount, how much has been
    reserved for as under the allowance for doubtful accounts. If you do not believe
    that it is necessary to reserve for these amounts, for US GAAP purposes, please
    explain to us why not.

Note 6. Property, Machinery and Equipment, page F-17

8. We note that the balance of property, machinery and equipment at December 31,
    2008 is significantly higher than the balance at December 31, 2007. Please
    explain to us the reason for this significant increase. Include in your response the
    nature and amount of any significant acquisitions of property and equipment
    during 2008.

Note 7. Investment in Airport Concessions, page F-18

9. We note your disclosure that the amount to be invested in the Master
    Development Program is Ps. 1,152,080 (Ps. 505,733 in 2009 and Ps. 646,347 in
    2010). Please tell us, and revise your MD&A in future filings to discuss how you
    intend to finance these investments.

Note 11. Balances and Transactions with Related Parties, page F-22

10. We note your disclosure on page 127 that in April 2008 you entered into an agreement with ICA in connection with construction works on new Terminal B of the Monterrey International Airport and you also entered into a multi-annual service agreement with ICA for the rehabilitation and maintenance of runways and aprons of the airports. Please revise future filings to include this disclosure in Note 11 as a related party transaction.

Note 22. Differences between MFRS and US GAAP, page F-30

11. We note your disclosure that NIF B-10 revised the accounting for inflation effective January 1, 2008 such that the accounting methods in Note 3(c) will no longer apply unless the economic environment in Mexico qualifies as "inflationary" for purposes of MFRS. Please explain to us, in detail, the changes to the presentation and amounts in the 2008 financial statements under both MFRS and US GAAP, if any, that were made as a result of the adoption of NIFB-10 as of January 1, 2008.

12. Please revise Note 22 in future filings to include disclosures regarding the fair value of financial instruments as required by paragraph 10 of SFAS No. 107.

- (vi) Provisions for seniority premiums and for severance payments, page F-35

13. We note your disclosure that NIF D-3 which is effective beginning January 1, 2008 eliminates the recognition of the additional liability and changes the amortization period. Please tell us the nature and amount of the reconciling item that results from the implementation of NIF D-3. Also, please tell us and revise your disclosure in future filings to separately disclose the amount of the reconciling adjustment related to the differences in discount rates used for MFRS and US GAAP, and the amount related to the implementation of NIF D-3.

- (viii) Income Taxes, page F-37

14. We note that in the reconciliation of deferred income taxes, one of the most significant differences between the deferred income tax liability under MFRS and the deferred income tax asset under US GAAP is the tax loss carryforwards. Please explain to us the nature of this difference and tell us why the amount increased substantially in 2008.

15. We note that in the reconciliation of deferred income taxes, the effect of costs of fixed assets acquired from the Mexican government changed substantially between 2007 and 2008. Please explain to us the nature of this change and how the amount in 2008 was calculated or determined.

16. We note from the reconciliation of net income between MFRS and US GAAP that the income tax adjustment for US GAAP for 2008 was a benefit of Ps. 456,243 versus additional expense adjustment of Ps. 229,371 in 2007. Please explain to us the nature of the differences in the reconciling amounts between these two years. As part of your response, please explain to us how the reconciling amounts for both 2007 and 2008 were calculated or determined. Additionally, please revise your disclosures in future filings to include the disclosures required by paragraphs 45 and 47 of SFAS No. 109.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Victor Humberto Bravo Martin
Central North Airport Group
November 17, 2009
Page 6

        You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305
if you have questions regarding comments on the financial statements and related
matters. Please contact me at (202) 551-3813 with any other questions.

                                        Sincerely,

                                        Linda Cvrkel
                                        Branch Chief

VIA FACSIMILE
Ms. Angelica Cantu Estevez
Cleary Gottlieb Steen & Hamilton LLP
(212) 225-3999